Exhibit 21.0

SUBSIDIARIES OF ASB BANCORP, INC.

Name of Subsidiary	Percentage Ownership By the Registrant	Jurisdiction of Incorporation

Asheville Savings Bank, S.S.B.	100%	North Carolina

Appalachian Financial Services, Inc.(1)	100%	North Carolina

WENOCA, Inc.(1)	100%	North Carolina

(1)	Represents a wholly owned subsidiary of Asheville Savings Bank, S.S.B.